Exhibit 99.2

Contacts:
Andrew Williams
Koji Fusa
Collabrium Japan Acquisition Corporation
44-20-7408-4710
81-90-7220-7746
info@collabriumcapital.com

FOR IMMEDIATE RELEASE

COLLABRIUM JAPAN ACQUISITION CORPORATION
COMPLETES INITIAL PUBLIC OFFERING

London, October 24, 2012 – Collabrium Japan Acquisition Corporation (Nasdaq: JACQU) (the “Company”) announced today that it has completed its initial public offering of 4,000,000 units.  Each unit consists of one ordinary share and one warrant.  The units were sold at an offering price of $10.00 per unit, generating gross proceeds of $40,000,000 to the Company.  The PrinceRidge Group LLC acted as sole underwriter of the initial public offering.  Graubard Miller acted as U.S. counsel to the Company, Ogier acted as British Virgin Islands counsel to the Company and Ellenoff Grossman & Schole LLP acted as counsel to the underwriter.  Copies of the final prospectus relating to the offering may be obtained for free by visiting the U.S. Securities and Exchange Commission website at http://www.sec.gov.  Alternatively, a copy of the prospectus relating to the offering may be obtained from The PrinceRidge Group LLC, 1633 Broadway, 28th Floor, New York, New York 10019, Attn: Ryan Brining.

The Company also announced the simultaneous consummation of the private sale of 3,600,000 warrants at a price of $0.75 per warrant, generating total proceeds of $2,700,000.  The private warrants, which were purchased by the initial shareholders of the Company, are identical to the warrants included in the units sold in the initial public offering except that the private warrants will be exercisable for cash or on a cashless basis, at the holder’s option, and will not be redeemable by the Company, in each case so long as they are still held by the initial purchasers or their permitted transferees. The purchasers have agreed that the private warrants will not be sold or transferred by them (except to certain permitted transferees) until 30 days after the Company has completed an initial business combination.

Of the proceeds received from the consummation of the initial public offering and the private sale of warrants, $41,400,000 was placed in trust.  An audited balance sheet of the Company as of October 24, 2012 reflecting receipt of the proceeds upon consummation of the initial public offering and the private sale of the warrants will be included as Exhibit 99.1 to a Report of Foreign Private Issuer on Form 6-K to be filed by the Company with the Securities and Exchange Commission.

This press release shall not constitute an offer to sell or a solicitation of an offer to buy, nor shall there be any sale of these securities in any state or jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such state or jurisdiction.

Collabrium Japan Acquisition Corporation is a blank check company organized for the purpose of acquiring, engaging in a share exchange, share reconstruction and amalgamation, contractual control arrangement with, purchasing all or substantially all of the assets of, or any other similar business combination with, one or more businesses or entities. The Company’s efforts to identify a prospective target business will not be limited to any particular industry or geographic region, although the Company intends to focus its search for target businesses that either have their primary operations located in Japan or that are operating outside of Japan but are Japanese owned.

Forward Looking Statements

This press release includes forward-looking statements that involve risks and uncertainties.  Forward looking statements are statements that are not historical facts.  Such forward-looking statements, based upon the current beliefs and expectations of the Company’s management, are subject to risks and uncertainties, which could cause actual results to differ from the forward looking statements.

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